# Ricardo Grant

1031 Cutter Street ● Cincinnati, OH 45203
Phone: (513) 818-7367 ● Email: rlg.grant@gmail.com/rico@crownmob.com

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## SKILLS SUMMARY

- Direct Sourcing
- Microsoft Outlook Skillset
- Short term/long term negotiations
- Customs Brokerage
- Quality Assurance
- 10-15 employee Team Management
- Accounting (Payable/Receivable)
- Knowledge of DOT Regulations
- Microsoft Excel Skillset
- Leadership Guidance Program
- Carrier/Vendor Negotiations

## EXPERIENCE

**General Electric** –Cincinnati, OH
**Sales Rep/Account Manager**                                          **Sept,2015- March, 2017**

- Operated as under shared service for GE Oil & Gas and GE Power and Water driving sales targets and closing outstanding deals.
- Led a team of 4 sales reps on pilot style platforms designed to acquire new business for GE Global Operations
- Led the Programs committee for the African American Forum, one of the 7 infinity groups at GE designed to advocate diversity and inclusion in the workplace.

**Total Quality Logistics (TQL)** – Cincinnati, OH
**Logistics Broker/Sales Group Lead**                                       **Dec, 2012- April, 2015**

- Strategically implemented methods for vendors to reconcile business relationships with company by means of clearing up debts.
- Collected accounting receivables from vendors and granted payable solutions for carriers on daily basis
- Manage a team of 15 Freight Brokers to assure the quality of the company's principles and integrity
- Lead for transportation of raw and finished materials in compliance with Department Of Transportation regulations for Domestic and International
- Develop and maintain the growth of 30 new client's accounting records expanding the company's book of business by 25%
- Drove negotiations with carriers and vendors to assure fair pricing in service and efficiency, saving the company 15% per shipment

**Coca- Cola Bottling Co.** – Cincinnati, OH
**Logistics Coordinator Lead/Warehouse Supervisor**                       **Aug 2003- July, 2010**

- Managed 40 union employees across three shifts, overseeing order picking for vendors, dock loading/unloading and maintaining recycling initiatives
- Drove daily Team output goals exceeding operations metrics quarterly by 10%
- Led safety training seminars for union employees across three shifts

## ACTIVITIES AND HONORS

2013 Inductee TQL's top 20% Club, Award winner of highest % Over Goal Companywide 2013 (TQL), Award winner for Largest Margins Companywide 2013 (TQL), Phi Alpha Delta Law Fraternity President 2013, Kappa Alpha Psi Fraternity Inc., Beta Eta Chapter Vice President 2012, Collegiate 100 Black Men's Honorary Inductee 2011

## EDUCATION

University Of Cincinnati,                                                Cincinnati, OH
**Criminal Justice**, **Minor in African American Studies**

# Ricardo Grant

1031 Cutter Street ● Cincinnati, OH 45203

Phone: (513) 818-7367 ● Email: rlg.grant@gmail.com/rico@crownmob.com